PE 1/15/2015



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005585

February 26, 2015

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-26-15

Re: Johnson & Johnson
Incoming letter dated January 15, 2015

Dear Ms. Ising:

This is in response to your letter dated January 15, 2015 concerning the shareholder proposal submitted to Johnson & Johnson by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated January 15, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 45016-01913

January 15, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, states, in relevant part:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the proposal or supporting statement is vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (avail. Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (avail. Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *PepsiCo, Inc. (Steiner)* (avail. Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and . . . as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring in the exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "Industry Peer group" and "relevant time period"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In *Abbott Laboratories* (avail. Jan. 13, 2014), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board adopt a bylaw requiring an independent lead director, where the proposal's standard of independence specified that an independent director is "a person whose directorship constitutes his or her only connection" to the company. The proposal in *Abbott*, among other things, failed to give any guidance on how the broad term "connection" should be interpreted or applied. In particular, in *Abbott* the company noted that all its non-employee directors receive grants of restricted stock units and are required to own shares of the company's stock under the company's stock ownership guidelines. The Staff concurred that, in applying this particular proposal to Abbott, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *Pfizer Inc.* (avail. Dec. 22, 2014), the Staff concurred in the exclusion of a proposal identical in pertinent part to the Proposal requesting that the board adopt a policy that the chairman be "an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." In *Pfizer*, the company argued that, just as with the "connection" language in *Abbott*, the proposal's attempt to define an independent director as someone whose directorship constituted his or her only "nontrivial professional, familial or financial connection to the company or its CEO" was unclear in the context of the directors' ownership of a significant amount of Pfizer stock. The company further argued that, unless the company amended its stock ownership guidelines, the proposal would prevent all of the company's non-employee directors from serving as chairman due to the fact that the company's stock ownership guidelines required each non-employee director to own a significant amount of the company's stock. The Staff concurred that the proposal was vague and indefinite and "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[1]

---

[1] *Pfizer* makes clear that the addition of the modifying phrase "nontrivial professional, familial or financial" to the word "connection" does not render the director independence standard at issue in *Pfizer* (and in the instant Proposal) any less ambiguous than the director independence standard at issue in *Abbott*. Indeed, the independence definition in the Council of Institutional Investors' Policies on Corporate Governance uses both formulations of the standard interchangeably:

> 7.2 Basic Definition of an Independent Director: An independent director is someone whose ***only nontrivial professional, familial or financial connection*** to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her ***only connection*** to the corporation.

Available at http://www.cii.org/corp_gov_policies (emphasis added).

We note that the Staff on other occasions has not concurred with the exclusion of independent chairman proposals using the phrase "nontrivial professional, familial or financial connection" in defining the standard of independence applicable to the chairman, where it was argued that such phrase rendered the proposals vague and indefinite and therefore inherently misleading. *See Mylan Inc.* (avail. Jan. 16, 2014); *Aetna Inc.* (avail. Mar. 1, 2013); *Clear Channel Communications, Inc.* (avail. Feb. 15, 2006). However, none of those letters raised the issue squarely presented in *Abbott* and *Pfizer*—namely, that where a company requires its non-employee directors to maintain significant stock ownership in the company, it is not clear whether such significant stock ownership constitutes a "connection" or a "nontrivial . . . financial connection" to the company (in which case, the proposals would either prevent all of the non-employee directors from serving as chairman or would require the companies to change their stock ownership guidelines and director compensation structures). It is well established that the Staff does not consider any basis for exclusion of a proposal if that basis was not advanced by a company in its no-action request. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001), at Section B.5 ("we will not consider any basis for exclusion that is not advanced by the company"). Accordingly, each of *Mylan*, *Aetna* and *Clear Channel* is distinguishable from *Abbott* and *Pfizer*, and from the instant situation.

Here, the Proposal, as applied to the Company, suffers from the same flaw as the proposals in *Abbott* and *Pfizer*. If implemented, the Proposal would require, among other things, that the Chairman be an individual "whose only nontrivial professional, familial or financial connection to the [C]ompany or its CEO is the directorship." However, the Company's non-employee directors receive annual equity grants having a value of $145,000 on the grant date, and the Board has adopted stock ownership guidelines for non-employee directors. The Company's stock ownership guidelines for non-employee directors are attached hereto as Exhibit B. These guidelines state that, within five years of joining the Board, each non-employee director should attain a target minimum level of stock ownership of five times the annual cash retainer paid to each director, which retainer is currently $110,000 (and also hold all shares initially granted upon election to the Board, if applicable). Consistent with the expectations of shareholders, the purpose of the Company's stock ownership guidelines is to ensure a nontrivial financial connection between the non-employee directors and the Company. In fact, all non-employee directors who have been members of the Board for five years or more hold equity in excess of the minimum amounts required by the stock ownership guidelines. As a result, it cannot be determined whether under the Proposal all of the Company's non-employee directors would be disqualified from serving as independent Chairman due to the fact that such directors, by virtue of compliance with the stock ownership guidelines, have significant "financial connections" to the Company that are not "nontrivial." Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors. The Proposal offers no guidance to address or resolve this issue.

We also note that the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). For example, *in Berkshire Hathaway Inc.* (avail. Mar. 2, 2007), the Staff concurred in the exclusion of a proposal that would have restricted the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations. *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (concurring in the exclusion of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee). Here, the Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with the Company's stock ownership guidelines from serving as Chairman or, alternatively, could require the Company to alter its stock ownership guidelines and director compensation structure and compel the Chairman to dispose of the Company's shares (in which case the Chairman would no longer have any meaningful financial connection to the Company). As a result, any action taken by the Company to implement the Proposal by prohibiting directors from owning nontrivial amounts of the Company's stock could be significantly different from the actions envisioned by shareholders.

For the foregoing reasons and based on the precedent cited above, we believe that the Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter

GIBSON DUNN

should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
John Chevedden
Kenneth Steiner

JNJ - Independent Board Chair NAR.docx

GIBSON DUNN

EXHIBIT A

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, November 03, 2014 5:40 PM
To: Chia, Douglas [JJCUS]
Cc: Piscadlo, Linda [JJCUS]
Subject: Rule 14a-8 Proposal (JNJ)``

Mr. Chia,

Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.

If this proposal helps to increase our stock price by a few pennies it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Douglas Chia
Corporate Secretary
Johnson & Johnson (JNJ)
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
PH: 732 524-2455
FX: 732-214-0332

Dear Mr. Chia,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB MEMORANDUM M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Linda A. Piscadlo <lpiscad@its.jnj.com>

[JNJ: Rule 14a-8 Proposal, November 3, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director."

A 2012 report by GMI Ratings, The Costs of a Combined Chair/CEO (See http://origin.library.constantcontact.com/download/get/file/1102561686275-208/GMIRatings_CEOChairComp_062012.pdf), found companies with an independent chair provide investors with-year shareholder returns nearly 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

Additionally our Lead Director, Anne Mulcahy, received our second highest negative votes. Ms. Mulcahy may be overextended since she was assigned to our audit and nomination committees and also served on the boards of 4 public companies

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
Kenneth Steiner,***FISMA & OMB MEMORANDUM M-07-16***sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB MEMORANDUM M-07-16***

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Douglas Chia
Corporate Secretary
Johnson & Johnson (JNJ)
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
PH: 732 524-2455
FX: 732-214-0332

REVISED NOV. 4, 2014

Dear Mr. Chia,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB MEMORANDUM M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Linda A. Piscadlo <lpiscad@its.jnj.com>

[JNJ: Rule 14a-8 Proposal, November 3, 2014,
Revised November 9, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director."

A 2012 report by GMI Ratings, The Costs of a Combined Chair/CEO (See http://origin.library.constantcontact.com/download/get/file/1102561686275-208/GMIRatings_CEOChairComp_062012.pdf), found companies with an independent chair provide investors with 5-year shareholder returns nearly 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

Additionally our Lead Director, Anne Mulcahy, received our second highest negative votes. Ms. Mulcahy may be overextended since she was assigned to our audit and nomination committees and also served on the boards of 4 public companies.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
Kenneth Steiner,***FISMA & OMB MEMORANDUM M-07-16***sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any demand for such text could be deemed misleading and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB MEMORANDUM M-07-16***



DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 4, 2014

VIA FEDEX

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Attention:
Mr. John Chevedden

FISMA & OMB MEMORANDUM M-07-16

VIA E-MAIL: ***FISMA & OMB MEMORANDUM M-07-16***

Dear Mr. Chevedden:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 3, 2014 of the shareholder proposal submitted by Kenneth Steiner (the "Proponent") requesting that the Company adopt a policy that the Chair of the Board of Directors be an independent director under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2015 Annual Meeting of Shareholders (the "Proposal"). The Proponent has requested that all future communication regarding the proposal be addressed to you and communicated via e-mail. Please note that references to the "Proponent" below are to Kenneth Steiner.

Please be advised that the Proponent must comply with all aspects of the Rule with respect to the Proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Kenneth Steiner is the record owner of Company shares, and to date, we have not received proof that the Proponent has satisfied the Rule's ownership requirements. To remedy this defect, please furnish to us, within 14 days of receipt of this letter, sufficient proof that the Proponent continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2015 Annual Meeting for at least the one-year period preceding, and including, November 3, 2014, the date the Proponent submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 3, 2014, the date the Proposal was submitted; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 3, 2014, the date the Proposal was submitted.

If the Proponent plans to use a written statement from the "record" holder of the Proponent's shares as her proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. The Proponent can confirm whether a particular broker or bank is a DTC participant by asking her broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then she needs to submit a written statement from her broker or bank verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 3, 2014, the date the Proposal was submitted.

- If the Proponent's broker or bank is not on the DTC participant list, she will need to obtain a written statement from the DTC participant through which her shares are held verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 3, 2014, the date the Proposal was submitted. The Proponent should be able to find who this DTC participant is by asking her broker or bank. If the Proponent's broker is an introducing broker, she may also be able to learn the identity and telephone number of the

DTC participant through her account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, November 3, 2014, the required amount of securities was continuously held – one from the Proponent's broker or bank confirming her ownership, and the other from the DTC participant confirming her broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send a response to me via facsimile at (732) 524-2185 or via e-mail at *dchia@its.jnj.com*. For your convenience, copies of the Rule and SEC Staff Legal Bulletin No. 14F are enclosed.

In the interim, you should feel free to contact either my colleague, Lacey Elberg, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,



Douglas K. Chia

cc: L. Elberg, Esq.

Enclosures

From: ***FISMA & OMB MEMORANDUM M-07-16***
Date: November 14, 2014 at 11:08:58 AM EST
To: "Douglas K. Chia" <DChia@its.jnj.com>
Cc: Linda Piscadlo <LPiscad@its.jnj.com>
Subject: Rule 14a-8 Proposal (JNJ) **blb**

Mr. Chia,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any demand for such text could be deemed a vague or misleading notice and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.



JNJ

Post-it® Fax Note 7671	Date 11-14-14	# of pages ▶
To Douglas Chia	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB MEMORANDUM M-07-16***	
Fax # 732-524-2185	Fax #	

11/13/2014

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDUM*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that you have continuously held no less than 300 shares of Johnson and Johnson (JNJ) in the above referenced account since October 1, 2013, which exceeds 13 months of continuous ownership as of the date of this letter.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

GIBSON DUNN

EXHIBIT B

STOCK OWNERSHIP GUIDELINES

Purpose

The Board of Directors ("Board") of Johnson & Johnson ("J&J") believes that it is in the best interest of J&J and its stockholders to align the financial interests of J&J executive officers (Executive Committee Members and other executives as may be designated by the Board) and non-employee members of the Board with those of stockholders.

Ownership Guideline

Accordingly, the Board has established the following Stock Ownership Guidelines for the amount of J&J stock that Executive Committee Members (as a multiple of base salary) and non-employee members of the Board (as a multiple of annual retainer) shall hold:

Chief Executive Officer	6 times base salary
Other Executive Committee Members	3 times base salary
Other executives designated by the Board	to be determined by the Board
Non-employee Members of the Board	5 times annual cash retainer (plus all shares initially granted upon election to the Board, if applicable)

In addition, the Board may delegate to the Management Compensation Committee, the authority to determine stock ownership guidelines for executives of J&J other than the Executive Committee Members.

Retention Guideline

Individuals who are subject to these Stock Ownership Guidelines may not sell any net shares following the exercise of options, the vesting of restricted stock units or the vesting of performance share units until the required ownership level has been met. After achievement of the ownership level, individuals must continue to retain enough shares to maintain such level while serving as an Executive Committee Member or Non-Employee Director, as applicable

Timeframe

Individuals who are subject to these Stock Ownership Guidelines are required to achieve the applicable ownership threshold within five years after first becoming subject to these Guidelines. If an individual becomes subject to a greater ownership amount, due to promotion or an increase in base salary or annual retainer, the individual is expected to meet the higher ownership threshold within three years.

Definition of Ownership

Stock ownership for the purpose of these Stock Ownership Guidelines will include the following:

1. Shares owned directly, including restricted shares and shares deliverable upon settlement of restricted or unrestricted stock units, excluding restricted shares or restricted stock units that remain subject to achievement of performance goals, such as performance share units.

2. Shares owned indirectly, if the individual has an economic interest in the shares. For this purpose, indirect ownership includes shares that would be beneficially owned and reported for purposes of the stock ownership table in the Company's proxy statement (excluding shares subject to a right to acquire) and shares beneficially owned and reportable on Table 1 of Forms 3, 4 or 5 under the Securities Exchange Act.

3. Shares owned through savings plans, such as the Company's 401(k) plan and its deferred compensation plan for executives, or acquired through the employee stock purchase plan.

Stock ownership will not include shares underlying stock options or otherwise subject to a right to acquire, except to the extent expressly provided above.

Stock Ownership Calculation

Share prices of all companies are subject to market volatility. The Board believes that it would be unfair to require an executive or Board member to buy more shares simply because J&J's stock price drops temporarily. In the event there is a significant decline in the J&J stock price that causes a Director's or executive's holdings to fall below the applicable threshold, the Director or executive will not be required to purchase additional shares to meet the threshold, but such Director or executive shall not sell or transfer any shares until the threshold has again been achieved. Compliance with these Stock Ownership Guidelines will be evaluated on an annual basis, as determined by the Nominating and Corporate Governance Committee, and not on a running basis.

Administration

The Nominating and Corporate Governance Committee of the Board shall be responsible for monitoring the application of these Stock Ownership Guidelines. That Committee shall prepare a report on compliance with the Stock Ownership Guidelines, at least once per year, and deliver the report to the Board.